SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Information to Be Included in
         Statements Filed Pursuant to Rules
         13d-1 (b) (c)  , and (d) and
         amendments thereto filed pursuant to
         Rule 13d-2(b)
                   (Amendment No. )*

        Teleport Communications Group Incorporated

        __________________________________________
                      NAME OF ISSUER:

                    Class A Common Stock

          _______________________________________
               TITLE OF CLASS OF SECURITIES

                        879463107

          _______________________________________
                       CUSIP NUMBER

                       July 2, 1998

       _______________________________________________
       Date of Event Which Requires Filing this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

( ) Rule 13d-1 (b)
(X)  Rule 13d-1 (c)
( ) Rule 13d-1 (d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))
                     Page 1 of 7 Pages

CUSIP No. 879463107                  Page 2 of 7 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust Corporation; its wholly-owned subsidiary Bankers Trust Company; its indirect wholly-owned subsidiary BT Alex.
     Brown Incorporated; and its wholly-owned subsidiary BT Holdings (New York), Inc.
     13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust Corporation, Bankers Trust
Company and BT Holdings (New York), Inc. are New York Corporations. BT Alex. Brown is a Delaware Corporation.


 NUMBER OF     5. SOLE VOTING POWER
  SHARES       Bankers Trust Corporation   2,090,709 shares
               Bankers Trust Company         808,283 shares
               BT Alex. Brown Incorporated   103,954 shares
               BT Holdings (New York), Inc.   91,618 shares
                                           3,094,564
BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY      Bankers Trust Corporation           0 shares
               Bankers Trust Company               0 shares
               BT Alex. Brown Incorporated         0 shares
               BT Holdings (New York), Inc.        0 shares
                                                   0

 EACH         7. SOLE DISPOSITIVE POWER
REPORTING      Bankers Trust Corporation   2,090,709 shares
               Bankers Trust Company       1,276,325 shares
               BT Alex. Brown Incorporated   103,954 shares
               BT Holdings (New York), Inc.   91,618 shares
                                           3,562,606

PERSON        8. SHARED DISPOSITIVE POWER
  WITH         Bankers Trust Corporation           0 shares
               Bankers Trust Company               0 shares
               BT Alex. Brown Incorporated         0 shares
               BT Holdings (New York),Inc.         0 shares
                                                   0


CUSIP No. 879463107                    Page 3 of 7 Pages

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
               Bankers Trust Corporation   2,090,709 shares
               Bankers Trust Company       1,276,325 shares
               BT Alex. Brown Incorporated   103,954 shares
               BT Holdings (New York),Inc.    91,618 shares
                                           3,562,606


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES  CERTAIN SHARES *

                    [ ]


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust Corporation          3.37%
               Bankers Trust Company              2.06%
               BT Alex. Brown Incorporated        0.17%
               BT Holdings (New York),Inc.        0.15%
                                                  5.75%

12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     Bankers Trust Company - BK
     BT Alex. Brown Incorporated - BD
     BT Holdings (New York),Inc. - CO


Item 1(a)    NAME OF ISSUER:

               Teleport Communications Group Incorporated

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               437 Ridge Road, Executive Building 3
               Dayton, NJ 08810


Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust Corporation; its wholly-owned subsidiary Bankers Trust Company; its indirect wholly-owned subsidiary BT Alex. Brown Incorporated; and its wholly-owned subsidiary BT Holdings (New York), Inc.


CUSIP No. 879463107                     Page 4 of 7 Pages

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             130 Liberty Street
             New York, New York  10006


Item 2(c)    CITIZENSHIP:

               Bankers Trust Corporation, Bankers Trust Company, and BT Holdings (New York), Inc. are New York Corporations. BT Alex. Brown is a Delaware Corporation.


Item 2(d)    TITLE OF CLASS OF SECURITIES:

               Class A Common Stock Par $0.01

Item 2(e)    CUSIP NUMBER:

             879463107


Item 3       THE PERSON FILING IS A:

             For Bankers Trust Corporation

      (g) [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company

      (b) [X] Bank as defined in section 3(a)(6) of the Act.


             For BT Alex. Brown Incorporated

      (a) [X] Broker or dealer registered under Section 15 of the Act


Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

               Bankers Trust Corporation   2,090,709 shares
               Bankers Trust Company       1,276,325 shares
               BT Alex. Brown Incorporated   103,954 shares
               BT Holdings(New York),Inc.     91,618 shares
                                           3,562,606

CUSIP No. 879463107                    Page 5 of 7 Pages


     (b)  PERCENT OF CLASS:

               Bankers Trust Corporation        3.37%
               Bankers Trust Company            2.06%
               BT Alex. Brown Incorporated      0.17%
               BT Holdings (New York),Inc.      0.15%
                                                5.75%

    (c)  Number of shares as to which the following have:


     (i)  sole power to vote or to direct the vote -
               Bankers Trust Corporation    2,090,709 shares
               Bankers Trust Company          808,283 shares
               BT Alex. Brown Incorporated 103,954 shares BT Holdings (New York), Inc. 91,618 shares
                                            3,094,564

     (ii)  shared power to vote or to direct the
             vote -
               Bankers Trust Corporation            0 shares
               Bankers Trust Company                0 shares
               BT Alex. Brown Incorporated          0 shares
               BT Holdings (New York), Inc.         0 shares
                                                    0

     (iii) sole power to dispose or to direct the
             disposition of -
               Bankers Trust Corporation    2,090,709 shares
               Bankers Trust Company        1,276,325 shares
               BT Alex. Brown Incorporated 103,954 shares BT Holdings(New York), Inc. 91,618 shares
                                            3,562,606


     (iv)  shared power to dispose or to direct the
             disposition of -
               Bankers Trust Corporation            0 shares
               Bankers Trust Company                0 shares
               BT Alex. Brown Incorporated          0 shares
               BT Holdings (New York),Inc.          0 shares
                                                    0

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable


CUSIP No. 879463107                    Page 6 of 7 Pages

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

               Not Applicable


Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
              SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
              REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above and Exhibit to Item 7.


Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE GROUP:

             Not Applicable


Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable


Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 879463107                    Page 7 of 7 Pages

SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of July 9, 1998

Signature:  Bankers Trust Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  BT Alex. Brown Incorporated


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.



Signature:  BT Holdings (New York), Inc.


By:   /s/        Gordon S. Calder, Jr.
Name:            Gordon S. Calder, Jr.

Title:           Secretary





               EXHIBIT TO ITEM 7


The chain of ownership from Bankers Trust
Corporation to Bankers Trust Company is shown below:


           Bankers Trust Corporation
                       |
                       |
                     100%
                       |
                       |
             Bankers Trust Company



               EXHIBIT TO ITEM 7

 The chain of ownership from Bankers Trust
Corporation to BT Alex. Brown Incorporated is shown below:

           Bankers Trust Corporation
                       |
                       |
                      100%
                       |
                       |
          BT  Alex.Brown Holdings Incorporated
                       |
                       |
                      100%
                       |
                       |
            BT Alex. Brown Incorporated




               EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust
Corporation to BT Holdings (New York), Inc. is shown below:


           Bankers Trust Corporation
                       |
                       |
                      100%
                       |
                       |
        BT Holdings (New York), Inc.